EXHIBIT 99.2

              [THE DIALOG CORPORATION LETTERHEAD]

Business Editors

                     THE DIALOG CORPORATION
                      REPORTS 1998 RESULTS

         LONDON and CARY, N.C.--March 18, 1999--The Dialog Corporation plc (Dialog) (NASDAQ:DIALY, LSE:DLG), a leading provider of Internet-based information, technology, and eCommerce solutions to the corporate market, today announced operating results for the fourth quarter and year ended December 31, 1998. (All figures are according to U.K. G.A.A.P. and have been converted from G.B.P. ((pound)) to U.S. dollars ($) for information purposes at the prevailing exchange rate on December 31, 1998 of 1(pound)=$1.6638. All references to pro forma 1997 results denote the combined results of the M.A.I.D and Knight-Ridder Information businesses.

Operational Highlights:

--         Built solid foundations to drive future revenues
--         Strengthened management team
--         Realigned group into three operating divisions
--         Launched several new products to critical acclaim
--         Daily usage volumes continue increasing trend
--         Acquired Write Works Ltd. in November 1998
--         Relocated U.S. headquarters to Cary, NC
--         Reclassified into Internet Subsector by FTSE

Financial Highlights:

--         1998 revenues of $284.1 million
--         1998 operating profit of $42.6 million
--         1998 profit before tax of $13.9 million
--         4th Quarter revenues of $65.8 million
--         4th Quarter operating profit of $9.3 million
--         4th Quarter profit before tax of $1.8 million
--         Internet based revenues exceeded $100 million in 1998
--         Achieved annualized cost savings of $47 million

         Commenting on the 1998 results, Michael Mander, Chairman of Dialog said, "1998 was a challenging but productive year for The Dialog Corporation. Knight-Ridder Information, Inc.'s (KRII) revenues have taken longer to turn around than we had originally anticipated. This situation was compounded by the necessary pricing changes we introduced during the year.

             "Nevertheless, we have addressed the fundamental structural issues created by M.A.I.D's acquisition of KRII and an enormous amount has been achieved in the integration of the two businesses. We recognize that the combined Company is not as far along in the process of building revenues and profits as we had hoped for at the time of the acquisition. We have recently made important additions to key management, released a number of promising new products and enhanced our field sales operations with new staff. We are confident that these and other initiatives will accelerate the process of revenue and profit growth.

         "Our efforts in 1998 have created a profitable and cash generative Company, which offers an excellent platform from which to develop in the future.

         "We have recently restructured Dialog into three divisions, in order to retain the focus on our core Information Services business, whilst at the same time fully capitalizing on the enormous potential of our proprietary Internet technologies and eCommerce innovations.

         "Overall, we expect the real benefits of the work we have done to date to begin to be reflected in our results in the second half of 1999 and beyond."

    Operational review

         Our objective since the merger of M.A.I.D plc and Knight-Ridder Information Inc. (KRII) in November 1997 has been to combine the former's advanced technologies and user friendly products with the latter's unparalleled content to deliver a wide range of information solutions across our extensive global customer base. We have made considerable progress during 1998 in the achievement of this objective.

         The revenues of KRII had been declining prior to the acquisition. Although it has taken longer than originally anticipated, management believes that the results of the Company's efforts to address the decline are now being demonstrated and this has been further enhanced by the introduction of a suite of Internet based products introduced in September 1998.

            In order to launch these Web based products, as identified at the time of the acquisition, the traditional pricing structure that had been in place for 25 years needed to be significantly overhauled. Management had identified that 24% of revenue, representing in excess of $50 million, was based on connect time charges. This revenue was vulnerable due to the fact that the technology upon which the Internet operates does not allow for comparable time based charging.

         Introducing this radical change in pricing proved to be more problematic than anticipated and resulted in the Company discounting services by approximately 10% before it was fully adopted. This discount affects the majority of Dialog revenues and is the reason that usage of our services appears to be in continued decline. Since September 1998, the average for daily usage volumes has continued to increase each month up to and including February 1999, with the exception of December, which is always impacted by the holidays.

         Alongside these pricing changes, we also introduced the option for customers to switch from pay-as-you-go to flat-fee packages. This option has proved popular, particularly with the larger global customers, and flat-fee contracts now represent over 30% of our revenues at an average premium of 10% year on year.

         By the year-end, the pricing changes had been adopted and accepted by the customer base, new products were launched and the Company had achieved an operating margin of 15%. Additionally operating profit increased by 392% to $42.6 million for the full year as compared to $8.7 million for pro forma 1997.

         In addition to focusing considerable efforts on driving revenues in the core business, management is exploring a number of strategic initiatives, some of which are at an advanced stage of negotiation, which will also have the effect of reducing the present level of indebtedness carried by the Company.

          These strategic initiatives will enable the Company to accelerate debt repayments and allow cash flow to propel some of the high growth opportunities in which the Company has significant technologies, competencies and the market position to exploit.

    Q4 and full year results

         Group sales were $284.1 million in 1998, the first full year of operations following the acquisition of KRII in November 1997.

         The integration of KRII and M.A.I.D involved a reduction in workforce of some 24% and the termination of 16 out of a total 57 office leases, the cost of which was fully provided for as a restructuring cost in 1997. By reducing the scale of duplicated functions and by aligning the KRII business model with that of M.A.I.D, management achieved a $47 million, or 33%, reduction in the 1997 half year annualized operating cost base of the combined entity. This exceeded management's expectations by $11.6 million.

         After net interest expense of $28.7 million, Dialog achieved a profit before tax (excluding restructuring costs and other exceptional items) of $13.9 million for 1998, which is below our expectations at the outset of the merger. It is significantly better, however, than the two businesses were able to achieve as separate companies in 1997.

         The acquisition of KRII required a significant fund raising exercise which was achieved through a mixture of equity, and $272.5 million of debt. During the year the Company serviced debt interest of $29.0 million and repaid senior debt in the amount of $15.9 million, to end the year with total indebtedness of $256.6 million. Given the current level of debt, relative to the Company's operating performance for 1998, debt repayment remains a key management objective.

         Dialog has obligations in addition to interest charges, to repay $21.9 million of senior debt in equal installments in May and November 1999. Management continue to look at alternative ways to further reduce current indebtedness in order that operating cash flows can be used instead to accelerate the expansion plans for our three newly formed divisions.

         The Company complied with its debt covenants during 1998 and expects to meet its covenants for the current year and beyond. The Directors are confident that debt obligations arising in the current financial year can be met from existing bank facilities and forecast operating cash flows, which include anticipated cash receipts from sizeable contracts of strategic importance currently under negotiation or that, if necessary, other sources of finance can be arranged.

         Dialog achieved earnings per American Depositary Share (ADS) of $0.32 before restructuring costs and other exceptional items, compared to a loss of $0.41 per ADS in 1997.

    Restructuring costs and other exceptional items

         The restructuring charge booked in 1998 of $4.3 million mainly relates to the move of our U.S. headquarters from Mountain View to Cary, NC ($3.8 million) and other restructuring items mainly related to the convergence of our data center operations.

         The Board has been closely monitoring its investment in Fourth Network Inc., which had expected to achieve an IPO or alternative significant fund raising. As this has not occurred to date, the Board determined that it would be prudent to write down 50% of its investment, necessitating an exceptional charge of $3.8 million in 1998.

         In 1998, the Company disposed of its non-core investments in Easynet Group plc and NewsEdge, Inc., realizing gross proceeds of $11.9 million and an exceptional gain of $3.4 million.

    Q4 Operating Results

         Results for the fourth quarter were broadly in line with management's expectations. Dialog usage revenues did increase month on month with the exception of December, which was impacted by normal holiday usage patterns. Gross margins improved as a result of sales in the Web Solutions Division which has higher associated gross margins, together with the greater weighting of Profound re-subscriptions that fall due for renewal in the fourth quarter. Operating costs increased as new products were released and additional sales staff employed.

    New Products

         In order to leverage the market opportunities created by rapid worldwide growth in Internet usage, a number of our traditional products were redeveloped in order that they could be accessed via the Internet, in particular Dialog Classic. We also repackaged access to our vast databases in the form of a suite of industry-specific solutions known as DialogSelect.

         We have recently introduced three significant new products, LiveIntranet, Intranet Toolkit and OfficeShopper, which break new ground in our industry and which offer exciting potential in the future.

         We will continue to invest in the development and marketing of new products over the coming year and are confident that we can maintain our technological and market leadership position in this dynamic and fast changing marketplace. However, these new products will inevitably take time to generate material sales for the Company.

    Group realignment

         In February we restructured Dialog into three operating divisions:
Information Services, Web Solutions & Internet Software, and eCommerce. This was done to ensure that we retain the focus on our core Information Services business, whilst at the same time fully capitalizing on the enormous potential of our proprietary Internet technologies and eCommerce innovations.

    Information Services Division

         This division focuses on the development and expansion of the existing online information business to information professionals and end-users. The main product lines include Dialog, DataStar, Profound and CD ROM. With 9 terabytes of information in some 900 databases serving over 20,000 corporate customers around the world, the Information Services Division offers the world's largest professional and commercial online service.

         The Information Services Division reported 1998 turnover of $276.2 million, representing 97% of Group turnover. Cost of sales consists primarily of royalties paid by the Company to content publishers. Other principal costs include computer processing and telecommunications and costs. The 1998 gross margin of 56.6% for this division is broadly representative of this division going forward.

    Web Solutions & Internet Software Division

         The Web Solutions & Internet Software Division leverages InfoSort, Dialog's proprietary indexing software, and Muscat's intelligent search engine technologies, for corporate knowledge management solutions.

         InfoSort, used by our Information Services Division and developed over the past 14 years, has recently achieved a breakthrough and can now automatically categorize electronic data. This innovation addresses the market's growing demand for automatic indexing of digital material to overcome the issue of information overload. We believe that the licensing of InfoSort software offers considerable revenue potential for this division.

         During 1998 we were successful in winning and implementing special projects through this licensing of technology with both the UK Government's Department of Trade and Industry and the British Broadcasting Corporation. Other customers for the division include Reuters, The British Library, Ernst & Young, Virgin Net, McGraw Hill and Barclays Bank.

         The Web Solutions & Internet Software Division reported 1998 turnover of $7.0 million, representing 2.5% of Group turnover. Sales in this division consist of license fees and royalties and have minimal associated direct costs. The 1998 gross margin of approximately 70% is broadly representative for this division going forward, depending on the sales mix.

    eCommerce Division

         In July 1998, Dialog announced its entry into the electronic commerce market. The strategic focus of this division is on business-to-business applications and to this end, in November 1998, Dialog acquired 100% of Write Works Ltd., a company which had developed the UK's first online purchasing and management control system for businesses.

         Our strategy for 1999 and beyond involves the rollout of OfficeShopper to the business community worldwide leveraging Dialog's substantial global customer base and licensing the procurement software on which OfficeShopper is based to other organizations wanting to develop their own eCommerce activities.

         Earlier this month, the eCommerce Division was awarded the contract to operate the Enterprise Zone, an Internet portal for Small Medium-sized Enterprises (SME's) by the UK Government's Department of Trade and Industry in conjunction with Business Links. Enterprise Zone now includes LinkShopper, a customized version of Dialog's OfficeShopper service.

         Revenues for our eCommerce Division amounted to $166,000 in 1998, representing the revenue contribution from OfficeShopper (Write Works) which was launched in mid-November 1998. By comparison, Write Works had pro forma revenues of $1.25 million for the full year of 1998. The gross margin in 1998 was 22%, setting the benchmark expectation for our eCommerce Division's future performance.

    Management

         This year we have considerably strengthened the senior management team most notably through the appointment of Patrick Sommers to the new position of Chief Operating Officer and more recently, Richard Swank as a non-executive Director.

    FTSE Reclassification

         Dialog has demonstrated a strong and increasing stream of Internet revenues generated worldwide which in 1998 amounted to over $100 million. Accordingly, effective April 1, 1999, Dialog is to be reclassified by FTSE International as an Internet company and will form a part of the new Internet subsector on the London Stock Exchange. The new classification will be a more accurate reflection of the Company's revenue mix and functions both in the UK market and in the U.S. where Dialog is listed on NASDAQ.

    Current Operating Results & Outlook

         Total revenues in January 1999 increased versus both November and December 1998. Revenue in the first half of 1999 will primarily be driven by growth in the Information Services Division, which today accounts for over 95% of Group revenues. Dialog daily usage revenues have continued to grow in both January and February, albeit from a lower revenue base than first quarter 1998, due to the effective discount to the service arising from the pricing structure implemented in the latter part of 1998.

         Unlike the quarterly revenue trends of 1998, management expects the combination of the anticipated growth in daily usage from the Information Services Division and the growth from our eCommerce and Web Solutions Divisions to generate successive increased quarterly revenues regardless of the seasonal impact to usage based sales that will inevitably arise.

         The Board is confident that the actions that we have taken during 1998 will grow shareholder value, although we anticipate that the real benefits will start to show through in our financial results from the second half of 1999 and beyond. The Board is also determined to make 1999 a year of progress for The Dialog Corporation and its shareholders, building upon the foundations laid by the actions taken during 1998.

         The Dialog Corporation (http://www.dialog.com) is a leading provider of Internet-based information, technology, and eCommerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. The Dialog Corporation brands include the DIALOG, DataStar and Profound range of products and services. These brands provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares
(ADS) are traded on NASDAQ under the symbol "DIALY" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

         This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. The forward-looking statements can be identified by terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "inevitable," "believe" or "continue" or variations thereon, and include, among others, the launch dates of the Company's products noted above. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including, among others, those set forth under the caption "Risk Factors" in the Company's most recent Report on Form 20-F or generally in the Company's Reports on Form 6-K. The Company disclaims any obligation to update these forward-looking statements as a result of subsequent events.


The Dialog Corporation plc
Consolidated Profit and Loss Account (Unaudited) for the year ended December 31 1998


                          Total         Restructuring Total
                          continuing    costs and     continuing
                          business      other         business
                          before        exceptional   after
                          restructuring items         restructuring
                          costs                       costs
 ------------------------------------------------------------------
 ------------------------------------------------------------------
                                            1998
 ------------------------------------------------------------------
 ------------------------------------------------------------------
                               $000         $000           $000
--------------------------------------------------------------------
-------------------------------------------------------------------------
TURNOVER                     284,114           -           284,114
Cost of sales               (119,158)          -          (119,158)
-------------------------------------------------------------------------
-------------------------------------------------------------------------


GROSS PROFIT                 164,956           -           164,956

Distribution costs           (35,946)          75          (35,871)
Administrative expenses      (73,490)      (4,372)         (77,862)
Amortisation/write off of
  development costs          (12,912)          -           (12,912)
Amounts written off
  investments                    -         (3,827)          (3,827)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

OPERATING (LOSS)/PROFIT       42,608       (8,124)          34,484

Gain on sale of fixed
  asset investment                -         3,442            3,442

Interest receivable              341           -               341
Interest payable and
 similar charges             (29,010)          -           (29,010)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

PROFIT/(LOSS) ON
ORDINARY ACTIVITIES
BEFORE TAXATION              13,939         (4,682)          9,257

Taxation on profit/(loss)
on ordinary activities       (1,279)           -            (1,279)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

PROFIT/(LOSS) ON
 ORDINARY ACTIVITIES
AFTER TAXATION               12,660         (4,682)          7,978

Minority equity interests      (592)           -              (592)
-------------------------------------------------------------------------
-------------------------------------------------------------------------


RETAINED
PROFIT/(DEFICIT)             12,068         (4,682)          7,386
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Earnings/(loss)
per ADS                       $0.32            -              $0.19
-------------------------------------------------------------------------
-------------------------------------------------------------------------

ADSs used in
 computing earnings/
 (loss) per ADS
 (thousands)                 37,645            -             37,645


CONSOLIDATED STATEMENT OF
 TOTAL RECOGNISED GAINS AND
 LOSSES (UNAUDITED)

                                                              1998
                                                              $000
-------------------------------------------------------------------------

Gain / (loss) for the
 financial year                                              7,386
Consolidated translation
  differences on foreign
  currency net investments                                   1,131
-------------------------------------------------------------------------
-------------------------------------------------------------------------

Total recognised gains and
  losses for the
  financial year                                             8,517
-------------------------------------------------------------------------



                              Total           Restructuring  Total
                              continuing      costs and      continuing
                              business        other          business
                              before          exceptional    after
                              restructuring   items          restructuring
                              costs                          costs

                                                 1997                           1996
                              ------------------------------------------      ----------
                              ------------------------------------------      ----------
                                 $000             $000        $000               $000
------------------------------------------------------------------------      ----------
------------------------------------------------------------------------      ----------
TURNOVER                         76,671             -         76,671           35,677
Cost of sales                   (28,561)            -        (28,561)         (12,041)
------------------------------------------------------------------------     ----------
------------------------------------------------------------------------     ----------

GROSS PROFIT                     48,110             -         48,110           23,636

Distribution costs              (26,121)         (2,184)     (28,305)         (16,527)
Administrative expenses         (22,320)        (15,385)     (37,705)         (16,596)
Amortisation/write off
 of development costs            (5,920)        (13,294)     (19,214)          (3,610)
Amounts written off
  investments                       -               -                            -
----------------------------------------------------------------------       ---------
----------------------------------------------------------------------       ---------


OPERATING (LOSS)/PROFIT          (6,251)        (30,863)     (37,114)         (13,097)

Gain on sale of fixed
  asset investment                  -             6,713        6,713             -

Interest receivable                 562             -            562            1,708
Interest payable and
  similar charges                (4,156)            -         (4,156)            (314)
----------------------------------------------------------------------      ----------
----------------------------------------------------------------------      ----------


PROFIT/(LOSS) ON
ORDINARY ACTIVITIES
BEFORE TAXATION                  (9,845)        (24,150)     (33,995)         (11,703)

Taxation on
profit/(loss) on
ordinary activities                (537)            -           (537)            (273)

----------------------------------------------------------------------      ----------
----------------------------------------------------------------------      ----------


PROFIT/(LOSS) ON
ORDINARY
ACTIVITIES
AFTER
TAXATION                        (10,382)        (24,150)     (34,532)         (11,976)

Minority equity
  interests                          18             -             18              (47)
----------------------------------------------------------------------       ---------
----------------------------------------------------------------------       ---------


RETAINED
 PROFIT/(DEFICIT)               (10,364)        (24,150)     (34,514)         (12,023)
----------------------------------------------------------------------      ---------
----------------------------------------------------------------------      ---------


Earnings/(loss)
  per ADS                        ($0.41)           -          ($1.37)          ($0.52)
----------------------------------------------------------------------      ----------
----------------------------------------------------------------------      ----------


ADSs used in
 computing earnings/
 (loss) per ADS
 (thousands)                     25,269           -           25,269           23,149


CONSOLIDATED STATEMENT
OF TOTAL RECOGNISED
GAINS AND LOSSES
(UNAUDITED)

                                                              1997            1996
                                                              $000            $000
------------------------------------------------------------------------------------
------------------------------------------------------------------------------------

Gain / (loss) for the
 financial year                                              (34,514)         (12,023)
Consolidated
 translation
 differences on foreign
 currency net
 investments                                                  (5,156)              59
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

Total recognised gains
  and losses for
  the financial year                                         (39,670)         (11,964)
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------


The profit and loss accounts shown above have been prepared on a historical cost basis.

The company maintains its books and records in accordance with UK generally accepted accounting principles (GAAP). The financial results set forth above represent the company's financial results under UK GAAP, translated for convenience into US dollars at the rate of US$:(pound) 1.6638, being the rate of exchange on December 31, 1998, the last trading day of the year.


The Dialog Corporation plc
Consolidated Balance Sheet (Unaudited)
as at December 31 1998

                                                   1998      1997
                                                   $000      $000
----------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                  38,524    35,978
Goodwill                                           12,771       -
Tangible assets                                    29,732    32,201
Investments                                        20,555    30,571
-------------------------------------------------------------------------

                                                  101,582    98,750

-------------------------------------------------------------------------

CURRENT ASSETS
Stock                                                 368       386
Debtors: amounts due within one year               71,179    71,884
Debtors: amounts due after one year                   -       1,023
Cash and bank deposits                              7,477    22,831
Assets held for resale                              1,650    12,286
-------------------------------------------------------------------------
                                                   80,674   108,410

CREDITORS (amounts falling due
  within one year)                                (97,906)  (75,205)
-------------------------------------------------------------------------


NET CURRENT (LIABILITIES)/ASSETS                  (17,232)   33,205

TOTAL ASSETS LESS CURRENT LIABILITIES              84,350   131,955

CREDITORS (amounts falling due after
 more than one year)                             (232,501) (270,669)
Provisions for liabilities and charges             (7,815)  (12,617)
-------------------------------------------------------------------------


NET LIABILITIES                                  (155,966) (151,331)
-------------------------------------------------------------------------

CAPITAL AND RESERVES - EQUITY
Called up share capital                             2,519     2,499
Share premium account                             253,111   250,137
Shares to be issued                                 1,609       -
Profit and loss account                          (414,997) (405,175)
-------------------------------------------------------------------------

Equity shareholders' funds                       (157,758) (152,539)

Minority equity interest                            1,792     1,208
-------------------------------------------------------------------------

Total shareholders' funds                        (155,966) (151,331)
-------------------------------------------------------------------------

The company maintains its books and records in accordance with UK generally accepted accounting principals (GAAP). The financial results set forth above represent the Company's financial results under UK GAAP, translated for convenience into US dollars at the rate of US$:(pound) 1.6638, being the rate of exchange on December 31, 1998, the last trading day of the year.





The Dialog Corporation plc
Consolidated Cash Flow Statement (Unaudited) for the year ended December 31, 1998

                                                  1998       1997
                                                  $000       $000
-------------------------------------------------------------------------
-------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES         56,820     5,283
-------------------------------------------------------------------------

RETURNS ON INVESTMENTS AND SERVICING
OF FINANCE Dividends paid to minority
shareholders in subsidiary
  undertaking                                         -        (68)
Interest received                                    341       587
Interest paid on bank loans and overdrafts       (25,374)     (973)
Interest paid on finance leases                      (77)     (198)
-------------------------------------------------------------------------
-------------------------------------------------------------------------
                                                 (25,110)     (652)
-------------------------------------------------------------------------

TAXATION PAID                                       (581)     (263)
-------------------------------------------------------------------------

CAPITAL EXPENDITURE
Payments to develop intangible assets            (22,411)   (4,570)
Payments to acquire tangible fixed assets         (9,176)   (3,306)
Receipts from sale of tangible fixed assets          351       296
-------------------------------------------------------------------------
-------------------------------------------------------------------------
                                                 (31,236)   (7,580)
-------------------------------------------------------------------------

ACQUISITIONS AND DISPOSALS

Purchase of subsidiary undertakings               (1,606) (436,953)
Cash impact of revisions to fair values           (3,800)      -

Payments to acquire minority interest in a
  subsidiary undertaking                          (2,862)      -
Net cash acquired with subsidiary undertakings       (55)   19,811
Purchase of share in joint venture                (1,807)   (1,015)
Expenses in connection with purchase of
  subsidiary undertaking                            (784)   (6,417)
Proceeds of sale of investments                   11,852        -
Payments made in connection with sale of
  technology                                          -       (935)
-------------------------------------------------------------------------
-------------------------------------------------------------------------
                                                     938  (425,509)
-------------------------------------------------------------------------



CASH INFLOW/(OUTFLOW) BEFORE THE USE OF
LIQUID RESOURCES AND FINANCING                       831  (428,721)
-------------------------------------------------------------------------

MANAGEMENT OF LIQUID RESOURCES
Cash withdrawn from deposit                        1,032        -
Net receipts from sale of investments
with original maturity date of less than one year    -       8,951
-------------------------------------------------------------------------

FINANCING
Net proceeds on issue of Ordinary Share Capital      762   185,183
Net proceeds on issue of Senior Credit Facility       -     87,909
Net proceeds on issue of Senior Subordinated
 Notes                                                -    171,112
Debt due within one year:
  -Repayment of loans                            (15,891)
Expenses on issue of Ordinary Share Capital           -     (1,256)
Expenses on raising of Senior Credit Facility
 and Senior Subordinated Note notes                  (48)   (2,675)
Repayment of capital element of finance leases      (913)   (2,481)
-------------------------------------------------------------------------
-------------------------------------------------------------------------
                                                 (16,090)  437,792
-------------------------------------------------------------------------

(DECREASE)/INCREASE IN CASH                      (14,227)   18,022

RECONCILIATION OF NET CASH FLOW TO
MOVEMENT IN NET (DEBT)/FUNDS
(Decrease)/increase in cash in the period        (14,227)   18,022
Cash used to decrease lease financing                913     2,481
Cash acquired from issue of debt (net of
  expenses)                                           48  (256,345)
Cash used to repay loans                          15,891       -
Decrease in liquid resources and cash deposits
  with original maturity dates of less than
  one year                                        (1,032)   (8,951)
-------------------------------------------------------------------------

Change in net (debt)/funds from cash flows         1,593  (244,793)
Other non-cash changes                            (1,574)     (198)
New finance leases                                    -       (203)
Effect of foreign exchange rate changes            2,820    (7,357)
-------------------------------------------------------------------------
Movement in net (debt) /funds in period            2,839  (252,551)
Net (debt)/funds at beginning of period         (242,755)    9,796
-------------------------------------------------------------------------

Net (debt)/funds at end of period               (239,916) (242,755)
-------------------------------------------------------------------------

The company maintains its books and records in accordance with UK generally accepted accounting principles (GAAP). The financial results set forth above represent the Company's financial results under UK GAAP, translated for convenience in to US dollars at the rate of US$:(pound)
1.6638, being the rate of exchange on December 31, 1998, the last trading day of the year.

General

The financial statements for the year ended 31 December 1997 have been reported on by the Company's auditors, Price Waterhouse (now PricewaterhouseCoopers), and delivered to the Registrar of Companies. The audit report was not qualified an neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985. Statutory accounts for the year ended 31 December 1998 will be delivered to the Registrar of Companies following the Annual General Meeting.

      CONTACT:    The Dialog Corporation plc, London
                  Sara Parker, Corporate Communications
                  sara_parker@dialog.com
                  011-44-171-930-6900
                        or
                  The Dialog Corporation plc, New York
                  Kristian Talvitie, U.S. Investor Relations kristian_talvitie@dialog.com
                  212/381-1824
                        or
                  Jaffoni & Collins Incorporated, New York
                  David C. Collins/Robert L. Rinderman
                  dialy@jcir.com
                  212/835-8500